Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Fiscal Quarter ended May 31, 2011

The following management discussion and analysis has been prepared as of July 28, 2011.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the third quarter ended May 31, 2011 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the second quarter ending February 28, 2011, the Company compiled the final report for the drilling program on the Las Bolas / Los Hilos property to provide a comprehensive summary to Agnico-Eagle Mines so they can properly conduct future exploration on the property.  Preliminary work also began on the Nopelera property with a focus on mapping and sampling all outcrops.

Las Bolas Property

During the quarter ended May 31, 2011 the Company worked with the legal team from Agnico Eagle Mines Ltd. on the final agreement for the Las Bolas property option and joint venture. During December the Company signed a Letter of Intent with the Mexican subsidiary of Agnico Eagle Mines Ltd. for an option /Joint Venture on the Las Bolas Property. Under the terms of the agreement, Agnico can earn a 51% interest in the property by spending $5 million in exploration over five years. Agnico can then earn an additional 20% interest by completing a feasibility study or by spending another $10 million in exploration work. The Company views this agreement as an important milestone.

The development of the final contract is a slow, back and forth process involving numerous lawyers, but little geological input.  The final report on the Company’s work on Las Bolas has been completed and our exploration efforts have shifted focus to our Nopalera property.

Nopalera Property

During the quarter ended May 31, 2011, the Company continued field work on its 100% owned Nopalera property.  Nopalera is a large claim which adjoins the Los Hilos claims on the west side.  Nopalera hosts a very large and intense alteration zone which is related to a porphyry intrusion and has a chemical trace element signature that is very similar the Fresnillo PLC’s new flagship discovery called Orisyvo.   The Orisyvo claims are contiguous to the Nopalera property on its south east corner.  Fresnillo has released documents showing that Orisyvo has a resource of at least 9.2 million ounces of gold.  Fresnillo’s sister company Peñoles has also surrounded the Golden Goliath claims with their own staking.  This has led to the development of awhat is essentially an area play with three major companies, Frenillo, Peñoles and Agnico Eagle mines Ltd. and one junior company, namely Golden Golaith Resources.

Work on Nopalera during the quarter included compilation and interpretation of all of the historic data on the property, as well as the construction of new access roads and the rehabilitation and sampling of several small old mine workings.  In addition, the Company purchased a new geophysical instrument (called Terraspect) which allows the identification of specific clay minerals. Clay mineralogy is important as it distinguishes between hydrothermal alteration generated at depth by metaliferous fluids, from clay minerals formed by meteoric weathing and provides vectors for drilling.  The Company believes that Nopalera has a geologic setting, stratigraphic interval and pathfinder distribution pattern which indicates that gold mineralization may lie at depth.  These characteristics are also very similar to those believed to be present at the Orisyvo.

The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond drilling program as soon as practicable.

Other Properties

Throughout the quarter ended May 31, 2011, the Company did not perform any significant work on its other properties.  With the Las Bolas and Los Hilos properties under option to Agnico-Eagle the Company is looking forward to focusing on some of these other properties.

Results of Operation

For the third quarter ending May 31, 2011, the Company incurred a net loss $205,464 compared to $277,529 for the second quarter and a loss of $689.676 for the third quarter last year.  The significant expenditures and differences during these periods include:

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Stock based compensation fees were nil this fiscal year compared to $492,137 in the third quarter of last year.  The Company granted a number of options in the third quarter of 2010 while no options were granted for the entire 2011 fiscal year.  While the Company granted the options at a premium to the market price, these charges are a result of mandatory accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.  As volatility is one variable in the calculation of this non cash charge, the large volatility of junior mining stocks has resulted in a large value to be expensed for stock options.

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Wages and benefits were similar to the second quarter but $19,035 higher at $72,291 compared to last year.  The Company’s exploration activities have increased in Mexico which led to higher wages and benefits for its Mexican operations.

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Consulting fees were $14,047 higher in the third quarter compared to the second and $10,292 higher compared to last year due to increased exploration activities.

As of May 31, 2011, deferred mineral property exploration costs totalled $8,518,584 compared to $7, 754,997 at August 31, 2010.  During the first 9 months, the Company incurred a total of $813,587 in exploration expenditures including $150,809 on assaying, $266,099 on drilling and $35,388 doing geology and mapping mainly on its Las Bolas/Los Hilos properties.  $269,182 of facilities and other in deferred exploration costs included such expenses as field office costs, core boxes, rental of a core shack and general labour in Mexico which is currently being used mainly for rehabilitation of old adits.  The Company also received $50,000 during the quarter as a payment for the Corona property option.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles.

Quarter Ending	Revenue	Net Loss	Net Loss per Share

May 31, 2011	6,309	205,464	0.00
February 28, 2011	367	277,529	0.01
November 30, 2010	2,727	175,537	0.00
August 31, 2010	3,989	274,176	0.01
May 31, 2010	5,010	689,676	0.01
February 28, 2010	443	262,720	0.00
November 30, 2009	2,998	186,412	0.00
August 31, 2009	7,994	1,569,319	0.04

NOTE:  The revenue relates to interest earned. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in net loss in May 2010 is largely a result of a stock based compensation charges.  The significant increase in net loss in August 31, 2009 is a result of a write down of mineral property exploration costs in the quarter of $1,435,660.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $3,226,495 at May 31, 2011 compared to $1,087,534 at February 28, 2011 and $1,811,525 at August 31, 2010.  The Company’s cash and short-term investment position at May 31, 2011 was $3,249,427.

In the second and third quarters of 2011, the Company accelerated the expiry of various share purchase warrants and agents warrants issued pursuant to a private placement completed in January and February 2010.  A total of 10,945,133 warrants were exercised at a price of $0.25 resulting in a total of $2,271,485 being added to the Company’s working capital.

In January and February 2010 the Company completed a private placement of 19,721,466 units at a price of $0.15 per unit for gross proceeds of $2,958,220.  Each unit consisted of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.  Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release).  Total finder’s fees of $163,860 were paid and 1,084,400 agent’s warrants having the same terms as the warrants under the units was paid.  On March 18, 2011, the Company announced it was accelerating the warrant expiry date.  As such, all but 59,191 warrants expired unexercised.

Capital Resources

Other than property taxes which are approximately $60,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties are unsecured with no specific terms for repayment.

During the nine months ended May 31. 2011, the Company paid $90,000 (2010: $90,000) recorded as management fees for geological and management services to a company controlled by a director

A private company controlled by one of the directors charged $33,375 for the nine months ended May 31 2011 (2010: $35,620), in respect of rent and office administration costs on behalf of the Company.  The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

During the nine months ended May 31, 2011, the Company paid $45,000 (2010 - $45,000) in consulting fees to a director of the Company.

Due from a related party consists of $1,200 (2010 – $nil) due from a private company controlled by a director, which amount was subsequently repaid.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace Canadian standards and interpretations as Canadian Generally Accepted Accounting Principles (Canadian GAAP) for publicly accountable enterprises (which includes investment funds and other reporting issuers). Changing from the Current Canadian GAAP to IFRS may materially affect an issuer’s reported financial position and results of operations. It may also affect certain business functions. The Company’s transition date of September 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year commencing September 1, 2010.

The conversion from Canadian GAAP to IFRS will require the implementation of a new set of accounting standards, and the internal controls over financial reporting will need to address the initial reporting of IFRS financial statements, including related note disclosures, as well as on-going financial reporting. The Company is working through a planned IFRS transition plan. The first stage was for management and the accounting department to be introduced to IFRS. The Company’s management and accounting team have attended IFRS workshops and have purchased IFRS implementation resources to aid in the transition process. The Company is currently in the second stage and is assessing what the impact of these changes will have on the Company’s financial reporting. The accounting team plans to prepare a September 1, 2010 transition date opening balance sheet in accordance with IFRS in the 2011 fiscal year to assist with determining the accounting policies best suited for financial reporting.  Management will be relying on outside consultants and auditors to assist with the transition where sufficient technical expertise does not exist in-house.

The following accounting policies will or may impact the Company’s financial reporting under IFRS:

Exploration for and Evaluation of Mineral Resources

The Company is in the exploration stage and under Canadian GAAP currently capitalizes all costs related to the acquisition and exploration of its mining rights. Management regularly reviews the carrying value of its mineral rights for evidence of impairment, and makes a provision when the carrying values are estimated to exceed their net recoverable amounts.

Under IFRS 6 "Exploration for and Evaluation of Mineral Resources" exploration and evaluation assets shall continue to be measured at cost, but the Company will have to determine an accounting policy specifying which expenditures are to be recognized as exploration and evaluation assets, and then apply that policy consistently. This standard will not apply to expenditures incurred for investigating properties before the Company has the legal right to explore the property, nor to expenditures incurred in the development stage of a property once technical and economic feasibility are demonstrable.

In addition, under IFRS 6 and under International Accounting Standard (IAS) 36, "Impairment of Assets", the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist. Canadian GAAP prohibits reversal of impairment losses. It is expected therefore, that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

Other Policy Differences

A number of differences between Canadian GAAP and IFRS have been identified, but their applicability and potential impact to the Company have not yet been assessed, including the accounting for income taxes, stock-based compensation, and financial instruments and disclosure requirements. These differences will or may have a material impact on the Company's financial statements for the year ending August 31, 2012.

System and Internal Control Impacts

In addition to the impact of IFRS on accounting policies, management is also in the process of assessing the impact of IFRS adoption on the Company's internal controls over financial reporting, disclosure controls and procedures, information technology and data systems. As a preliminary assessment, the Company does not expect that the conversion to IFRS will have a significant impact on its accounting processes and internal controls, information technology and data systems.

As the review of the accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting will be made. For example, under IFRS 6 and IAS 36, discussed above, the Company will be required to assess at the end of each reporting period whether there has been any indication that the asset may be impaired. Additional controls will be needed to ensure that the recorded balance is fairly stated at each reporting period. It is anticipated that such controls will include senior management oversight on the development of key assumptions and variables.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the metal prices move so to does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of May 31, 2011, an aggregate of 92,216,445 common shares were issued and outstanding.

The Company had no warrants outstanding as of May 31, 2011.

As of May 31, 2011, the Company had 4,700,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.89 years at a weighted average exercise price of $0.27.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.